FOR IMMEDIATE RELEASE

Points Furthers Partnership with Delta Air Lines, Unveils Redesigned Delta SkyMiles Experiences Site

Intuitive interface and increased mobile compatibility part of auction site upgrade, to offer members unique mileage-redemption opportunities

TORONTO, April 5, 2016 -- Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management, launched an upgraded Delta SkyMiles Experiences auction website in collaboration with Commerce Dynamics (Formerly Vigorate Loyalty), one of North America’s leading digital marketing companies.

Developed by Commerce Dynamics on the Points Loyalty Commerce Platform, the newly redesigned SkyMiles Experiences website offers improved functionality and new features making it easier for members to redeem their miles for unique once-in-a lifetime experiences. By leveraging the Points Loyalty Commerce Platform, Delta will be able to drive increased member engagement in its loyalty program, while simplifying the backend redemption and reward processes.

“We’ve heard from our members, specifically our millennial members, that the ability to redeem miles in a variety of ways is a key reason why they engage with us. With this upgraded site, we’re able to continue delivering on that promise of finding creative, aspirational ways for our members to redeem their miles while delivering a great user experience,” said Karen Zachary, Managing Director - SkyMiles Global Program. “By partnering with Points, we’re better positioned to not only further enrich the Delta experience, but continue to add value to the SkyMiles program in the future.”

On the Delta SkyMiles Experiences site, SkyMiles members can bid on behind-the-scenes and meet & greet access to sports, food and wine, travel and entertainment events, using their Delta miles. Available in the U.S., the upgraded site features a new interface, mobile responsive design, experience categorization, improved reporting and analytics, and customer testimonials.

“We’re excited to partner with Delta to unveil the new site and offer a more robust experience for Delta SkyMiles members. Partnerships like this showcase the value of our Loyalty Commerce Platform where loyalty programs can leverage Points APIs to quickly access new product and partner opportunities,” said Rob MacLean, CEO of Points. "We are also pleased to leverage our relationship with Commerce Dynamics to continue delivering innovative eCommerce solutions for our loyalty partners.”

With its leading Loyalty Commerce Platform, Points provides the loyalty eCommerce and technology solutions to over 50 of the world's top brands to power approximately 200 innovative products and services which drive increased revenue and member engagement in loyalty programs. For more about Points’ Loyalty Commerce Platform, visit www.points.com.

Visit the revamped Delta SkyMiles Experiences site here.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About Delta Air Lines

Delta Air Lines serves nearly 180 million customers each year. In 2016, Delta was named to Fortune’s top 50 Most Admired Companies in addition to being named the most admired airline for the fifth time in six years. Additionally, Delta has ranked No.1 in the Business Travel News Annual Airline survey for an unprecedented five consecutive years. With an industry-leading global network, Delta and the Delta Connection carriers offer service to 324 destinations in 58 countries on six continents. Headquartered in Atlanta, Delta employs nearly 80,000 employees worldwide and operates a mainline fleet of more than 800 aircraft. The airline is a founding member of the SkyTeam global alliance and participates in the industry’s leading trans-Atlantic joint venture with Air France-KLM and Alitalia as well as a joint venture with Virgin Atlantic. Including its worldwide alliance partners, Delta offers customers more than 15,000 daily flights, with key hubs and markets including Amsterdam, Atlanta, Boston, Detroit, Los Angeles, Minneapolis/St. Paul, New York-JFK and LaGuardia, London-Heathrow, Paris-Charles de Gaulle, Salt Lake City, Seattle and Tokyo-Narita. Delta has invested billions of dollars in airport facilities, global products and services, and technology to enhance the customer experience in the air and on the ground. Additional information is available on the Delta News Hub, as well as delta.com, Twitter @DeltaNewsHub, Google.com/+Delta, Facebook.com/delta and Delta’s blog takingoff.delta.com.

CONTACT:

Points Investor Relations
ICR
Garo Toomajanian
Garo.toomajanian@icrinc.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474